FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


    (Mark One)

      [X]      ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1997

                                      OR

      [  ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

            For the transition period from __________ to __________

                        Commission file number:  0-7574



                         WAUSAU PAPERS OTIS MILL, INC.
                      HOURLY SAVINGS AND INVESTMENT PLAN
  (Full title of the plan and the address of the plan, if different from the issuer named below)



                       WAUSAU-MOSINEE PAPER CORPORATION
                            1244 KRONENWETTER DRIVE
                             MOSINEE, WI 54455-9099
    (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                          WAUSAU PAPERS OTIS MILL, INC.
                                     HOURLY SAVINGS AND INVESTMENT PLAN
                                                     Mosinee, Wisconsin



                                                   FINANCIAL STATEMENTS
                                              AND SUPPLEMENTAL SCHEDULE
                         Period from April 25, 1997 (Date of Inception)
                                                   To December 31, 1997

                        WAUSAU PAPERS OTIS MILL, INC.
                     HOURLY SAVINGS AND INVESTMENT PLAN

               FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
     Period from April 25, 1997 (Date of Inception) to December 31, 1997


                              TABLE OF CONTENTS

                                                                       PAGE

 Independent Auditor's Report                                            4

 Financial Statements:

   Statements of Net Assets Available for Benefits                      5 - 6

   Statement of Changes in Net Assets Available for Benefits            7 - 10

   Notes to Financial Statements                                       11 - 17

 Supplemental Schedule:

   Schedule 1 - Item 27a - Schedule of Assets Held for Investment
                           Purposes                                      19

                    INDEPENDENT AUDITOR'S REPORT



 Employee Benefits Committee of the
   Wausau-Mosinee Paper Corporation
 Mosinee, Wisconsin


 We have audited the accompanying statements of net assets available for benefits of the WAUSAU PAPERS OTIS MILL, INC. HOURLY SAVINGS AND INVESTMENT PLAN (the "Plan") as of December 31, 1997, and the related statement of changes in net assets available for benefits for the period from April 25, 1997 (Date of Inception) to December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the WAUSAU PAPERS OTIS MILL, INC. HOURLY SAVINGS AND INVESTMENT PLAN as of December 31, 1997, and changes in net assets available for benefits for the period from April 25, 1997 (Date of Inception) to December 31, 1997 in conformity with generally accepted accounting principles.

 Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1997 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the period from April 25, 1997 (Date of Inception) to December 31, 1997, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                   WIPFLI ULLRICH BERTELSON LLP
                                   Wipfli Ullrich Bertelson LLP


 June 19, 1998
 Wausau, Wisconsin

                                WAUSAU PAPERS OTIS MILL, INC.
                             HOURLY SAVINGS AND INVESTMENT PLAN

                       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                      December 31, 1997
                                           WAUSAU-MOSINEE
                            TEMPLETON    FIDELITY    PAPER CORP     NATIONWIDE   NEUBERGER &
                             FOREIGN     MAGELLAN   COMMON STOCK      INDEXED    BERMAN LIM
                              FUND I       FUND         FUND       FIXED OPTION  MAT BOND TRST
 ASSETS:

 Receivables:
   Employer contributions    $   197     $    552     $   199        $   280       $    6
   Participant contributions   2,541        6,461       2,098          2,440          122
 Investments                  57,628      143,029      25,067         38,382        1,353

      Total assets            60,366      150,042      27,364         41,102        1,481

 Net assets available
  for benefits               $60,366     $150,042     $27,364        $41,102       $1,481

                                         FIDELITY   PHOENIX   NEUBERGER &     DREYFUS     JANUS
                             DREYFUS A   PURITAN    BALANCED    BERMAN       S & P 500   TWENTY
                            BONDS PLUS     FUND       FUND   GUARDIAN TRST  INDEX FUND    FUND
 ASSETS:

 Receivables:
   Employer contributions     $    6     $   110     $    2     $   347     $   142     $    86
   Participant contributions      42       1,369         15       4,793       1,383       1,283
 Investments                   2,004      24,901      5,918      93,246      62,252      26,943

      Total assets             2,052      26,380      5,935      98,386      63,777      28,312

 Net assets available
  for benefits                $2,052     $26,380     $5,935     $98,386     $63,777     $28,312

                                JANUS   NSAT SMALL  WARBURG-PINCUS
                              WORLDWIDE  COMPANY       EMERGING      PERSONAL     PERSONAL     PERSONAL
                                FUND      FUND        GROWTH FUND   PORTFOLIO 1  PORTFOLIO 2  PORTFOLIO 3
 ASSETS:

 Receivables:
   Employer contributions     $    73     $  6          $   12          $ 10          $  -       $ 11
   Participant contributions      957      102             265            62                      118
 Investments                   42,612      844           1,348           232                      739

      Total assets             43,642      952           1,625           304             0        868

 Net assets available
  for benefits                $43,642     $952          $1,625          $304          $  -       $868

                              PERSONAL      PERSONAL      PERSONAL     PARTICIPANT
                             PORTFOLIO 4   PORTFOLIO 5   PORTFOLIO 6      LOANS        TOTALS
 ASSETS:

 Receivables:
   Employer contributions     $   64        $   25        $   39        $     -        $  2,167
   Participant contributions     562           236           813                         25,662
 Investments                   5,096         7,825         7,206         44,264         590,889

      Total assets             5,722         8,086         8,058         44,264         618,718

 Net assets available
  for benefits                $5,722        $8,086        $8,058        $44,264        $618,718

                        See accompanying  notes to financial statements.

                                WAUSAU PAPERS OTIS MILL, INC.
                             HOURLY SAVINGS AND INVESTMENT PLAN

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                Period from April 25, 1997 (Date of Inception) to December 31, 1997
                                                    WAUSAU-MOSINEE
                             TEMPLETON     FIDELITY   PAPER CORP    NATIONWIDE    NEUBERGER &
                              FOREIGN      MAGELLAN  COMMON STOCK     INDEXED     BERMAN LIM
                              FUND I         FUND        FUND      FIXED OPTION  MAT BOND TRST
 ADDITIONS:
   Employer contributions      2,330         5,782       1,985         3,760            21
   Participant deferral
     contributions            30,056        70,756      20,335        29,586           416
   Participant rollover
     contributions            49,804        88,468      12,687        74,454
   Investment income                         4,349         130         1,120            11
   Transfers from other funds                                                        1,033

   Total additions            82,190       169,355      35,137       108,920         1,481

 DEDUCTIONS:
   Employee benefits and
     withdrawals
   Investment loss             2,860
   Administrative expenses       109           180          36            20
   Transfers to other funds   18,855        19,133       7,737        67,798

   Total deductions           21,824        19,313       7,773        67,818             0

 Net additions                60,366       150,042      27,364        41,102         1,481
 Net assets available for
   benefits at beginning           0             0           0             0             0

 Net assets available for
   benefits at end           $60,366      $150,042     $27,364      $ 41,102        $1,481

                                                   FIDELITY     PHOENIX     NEUBERGER &     DREYFUS       JANUS
                                    DREYFUS A      PURITAN      BALANCED       BERMAN      S & P 500     TWENTY
                                   BONDS PLUS       FUND          FUND     GUARDIAN TRST   INDEX FUND     FUND
 ADDITIONS:
   Employer contributions                 25        1,443            11        4,359            603        368
   Participant deferral
     contributions                       175       16,912            63       57,290          5,806      5,545
   Participant rollover                            17,282                     95,947          2,022      8,196
     contributions                                    945                                       515
   Investment income                      56
   Transfers from other funds          1,796                      5,920                      54,831     14,980

   Total additions                     2,052       36,582         5,994      157,596         79,231     29,089

 DEDUCTIONS:
   Employee benefits and
     withdrawals
   Investment loss                                                   59        3,126                       737
   Administrative expenses                            30                         185                        40
   Transfers to other funds                       10,172                      55,899

   Total deductions                        0      10,202             59       59,210              0        777

 Net additions                         2,052      26,380          5,935       98,386         63,777     28,312
 Net assets available for
   benefits at beginning                   0           0              0            0              0          0

 Net assets available for
   benefits at end                    $2,052     $26,380         $5,935      $98,386        $63,777    $28,312

                               JANUS      NSAT SMALL  WARBURG-PINCUS
                              WORLDWIDE    COMPANY       EMERGING       PERSONAL       PERSONAL       PERSONAL
                                FUND         FUND       GROWTH FUND    PORTFOLIO 1    PORTFOLIO 2    PORTFOLIO 3
 ADDITIONS:
    Employer contributions        302          25             47            43               -             47
   Participant deferral
     contributions              3,860         405            996           259                            510
   Participant rollover
     contributions                542
   Investment income                                                         2                              4
   Transfers from other funds  41,169         570            608                                          307

   Total additions             45,873       1,000          1,651           304               0            868

 DEDUCTIONS:
   Employee benefits and
     withdrawals
   Investment loss              2,231          48             26
   Administrative expenses
   Transfers to other funds

   Total deductions             2,231          48             26             0              0              0

 Net additions                 43,642         952          1,625           304              0            868
 Net assets available for
   benefits at beginning            0           0              0             0              0              0

 Net assets available for
   benefits at end            $43,642        $952         $1,625          $304             $-           $868

                               PERSONAL      PERSONAL     PERSONAL     PARTICIPANT
                              PORTFOLIO 4   PORTFOLIO 5  PORTFOLIO 6      LOANS        TOTALS
 ADDITIONS:
   Employer contributions           235           105           174           -        21,665
   Participant deferral
     contributions                2,048           963         3,677                   249,658
   Participant rollover
     contributions                                                                    349,402
   Investment income                                                        835         7,967
   Transfers from other funds     3,471         7,158         4,322      43,429       179,594

   Total additions                5,754         8,226         8,173      44,264       808,286

 DEDUCTIONS:
   Employee benefits and
     withdrawals                                                                            -
   Investment loss                   32           140           115                     9,374
   Administrative expenses                                                                600
   Transfers to other funds                                                           179,594

   Total deductions                  32           140           115           0       189,568

 Net additions                    5,722         8,086         8,058      44,264       618,718
 Net assets available for
   benefits at beginning              0             0             0           0             0

 Net assets available for
   benefits at end               $5,722        $8,086        $8,058      $44,264     $618,718

                         See accompanying notes to financial statements

                          WAUSAU PAPERS OTIS MILL, INC.
                       HOURLY SAVINGS AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

 NOTE 1 - DESCRIPTION OF PLAN AND FUNDING POLICY

 The following description of the Wausau Papers Otis Mill, Inc. Hourly Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

 GENERAL

 The Plan was established on April 25, 1997. It is a defined contribution plan covering all regular full-time hourly employees of Wausau Papers Otis Mill, Inc. (the "Company") who are members of the collective bargaining units represented by United Paperworkers International Union Local 11 AFL-CIO and National Conference of Firemen and Oilers Service Employees International Union, Local 247 AFL-CIO. An employee becomes eligible to participate in the Plan on the first day of the first month coinciding with or next following the 90th full working day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

 CONTRIBUTIONS

 Participants are allowed to contribute up to 16 percent of their gross annual compensation, as defined in the plan document. Contributions are subject to certain limitations.

 The Company currently matches 50 percent up to a maximum of 1 percent of a participant's contributions. The Plan allows participants to roll over distributions from another company's retirement plan. Participants may deposit any portion of a distribution that has not been taxed, provided the deposit is made within 60 days of distribution. These deposits are not subject to the contribution limitations under the Internal Revenue Code (IRC). The Company does not match these contributions.

 VESTING

 Participants are fully vested in their entire account balance which includes salary deferral, company match, and rollover contributions plus earning/losses thereon.

 A participant may withdraw any portion of their account balance for any reason after they reach age 59 1/2 or at any age if they demonstrate financial hardship. Financial hardship withdrawals are subject to government regulation and may be subject to a 10 percent penalty.

 INVESTMENT OPTIONS

 The Plan allows participants to select their investment options from one or more of the following choices:

 COMPANY STOCK

 Funds are invested exclusively in the common stock of Wausau-Mosinee Paper Corporation and are not considered to be a diversified investment option. The fund seeks long-term capital growth, with current income and growth of income as secondary objective.

   <bullet> Wausau-Mosinee Paper Corporation Common Stock Fund

 INTERNATIONAL/GLOBAL FUNDS

 Funds are invested primarily in diversified equity securities and debt obligations of companies and governments outside the United States. The funds seek long-term capital appreciation.

   <bullet> Templeton Foreign Fund I
   <bullet> Janus Worldwide Fund

 AGGRESSIVE GROWTH FUNDS

 Funds are invested in diversified equity securities of small-to-medium sized companies in the United States with emerging or renewed growth potential. The funds seek long-term capital appreciation.

   <bullet> Nationwide Separate Account Trust (NSAT) Small Company Fund
   <bullet> Warburg Pincus Emerging Growth Fund

 GROWTH FUNDS

 Funds are invested in diversified equity securities of small, medium, and large companies considered to have better-than-average prospects for appreciation. The funds seek long-term capital appreciation.

   <bullet> Fidelity Magellan Fund
   <bullet> Janus Twenty Fund

 GROWTH AND INCOME FUNDS

 Funds are invested in a portfolio of common stocks, securities convertible to common stocks, and income-producing equity securities. The funds seek long-term total return and potential for capital appreciation with current income provided by dividends as a secondary objective.

   <bullet> Dreyfus S & P 500 Index Fund
   <bullet> Neuberger & Berman Guardian Trust

 BALANCED/ASSET ALLOCATION FUNDS

 Funds are invested in common stocks for growth potential, high-quality government and corporate bonds to generate income, and short-term money market instruments to help balance volatility. The funds seek to maximize investment returns consistent with reasonable safety of principal by investing in a mix of asset classes noted above.

   <bullet> Fidelity Puritan Fund
   <bullet> Phoenix Balanced Fund

 INCOME FUNDS

 Funds are invested in a diversified group of high quality debt securities with varying maturities. The funds seek the maximum amount of current income to the extent consistent with the preservation of capital and the maintenance of liquidity.

   <bullet> Dreyfus A Bonds Plus
   <bullet> Neuberger & Berman Limited Maturity Bond Trust

 GUARANTEED RETURN CONTRACT
 Funds are invested primarily in investment grade bonds and mortgage backed securities. The fund guarantees a stated rate of return on a quarterly basis that is indexed to the Treasury Note yield.

   <bullet> Nationwide Indexed Fixed Option

 LIFESTYLE FUNDS

 Funds are managed by a group of subadvisers who manage a portion of each fund's portfolio. Each of the six lifestyle funds vary from conservative - short-term (Personal Portfolio 1) to aggressive - long-term (Personal Portfolio 6) investment styles.

   <bullet> Personal Portfolios 1 - 6

 Participants may change their investment elections for current account balance, future employee deferrals, and Company contributions as often as they like.

 PARTICIPANT LOANS

 Participants may borrow from their fund accounts. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from one to five years or longer if for the purchase of a primary residence. Loans may not exceed the lesser of 50 percent of the participant's account balance or $50,000. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined from time to time by the Company's employee benefits committee. Interest rates on existing loans are at 10.5 percent. Principal and interest are paid ratably through payroll deductions. Upon termination of employment, outstanding balances become due and payable to the Plan.

 PAYMENT OF BENEFITS

 On termination of service due to death, disability or retirement, a participant's account is payable to the participant or a named beneficiary based on the participant's elected payment method. The payment options available are lump-sum, periodic payment, or nontransferable annuity.

 EXPENSES OF THE PLAN

 Administrative expenses charged by Pension Associates of Wausau, Inc., and all other expenses incurred in conjunction with the Plan are paid by the Company. Investment advisory and management fees are offset against earnings. Loan fees are charged directly to the participants' account against the investment option for which the loan was originally charged.

 PLAN TERMINATION

 The Company intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time. In the event of termination, the account of each participant is nonforfeitable. The account will be held under the Plan and continue to accrue investment earnings until all benefits have been distributed according to the terms of the Plan.

 NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 BASIS OF ACCOUNTING

 The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.
 USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

 The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

 INVESTMENT VALUATION

 The Plan's various mutual fund and company stock investments are carried at current value which represents the quoted market values of the underlying investments on the last business day of the plan year including current income and investment expenses. Investments in the Nationwide Indexed Fixed Option and General Account are stated at contract amount which approximates fair value. Loans are stated at estimated fair value and are deemed collectible. Securities transactions are accounted for on the trade-date basis (the date the order to buy or sell is executed).

 Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

 Investment income/loss on the statement of changes in net assets available for benefits includes unrealized appreciation or depreciation, realized gains and losses, interest, and dividends. Specific detail of investment income/loss is not available from the trustee.

 PAYMENT OF BENEFITS

 Benefit payments to participants are recorded upon distribution.

 NOTE 3 - INVESTMENTS

 The following represents a summary of the market value of investments at
 December 31, 1997.  Investments that individually represent 5 percent or more of the Plan's net assets available for benefits are separately identified.
                                                    ASSET MARKET VALUE
                                                           1997
 Investments at Fair Value as
 DETERMINED BY QUOTED MARKET PRICE
 Wausau-Mosinee Paper Corporation common stock         $  25,067

 Pooled separate accounts:
   Templeton Foreign Fund I                               57,628
   Fidelity Magellan Fund                                143,029
   Janus Worldwide Fund                                   42,612
   Neuberger & Berman Guardian Trust                      93,246
   Dreyfus S & P Index Fund                               62,252
   Other                                                  84,409

                                                         483,176

 INVESTMENTS AT ESTIMATED FAIR VALUE

 Participant loans                                        44,264

 INVESTMENTS AT CONTRACT VALUE

 Investment contracts between financial institutions:
   Nationwide Indexed Fixed Option                        38,382

      Total investments                                $ 590,889

 During 1997, the Plan's investments (including investments bought, sold, and held during the period) depreciated in value as follows:
                                                       Net Change in
                                                        FAIR VALUE
                                                           1997
 Investments at Fair Value as
 DETERMINED BY QUOTED MARKET PRICE
 Wausau-Mosinee Paper Corporation common stock         $     130
 Pooled separate accounts                                 (3,492)

 INVESTMENTS AT ESTIMATED FAIR VALUE

 Participant loans                                           835

 INVESTMENTS AT CONTRACT VALUE

 Investment contracts between financial institutions       1,120

   Net change in fair value                            $  (1,407)

 NOTE 4 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

 The following is a reconciliation of net assets available for benefits at
 December 31, 1997 to Form 5500.  Reconciling differences exist since the financial statements are prepared on the accrual basis of accounting and the
 Form 5500 is prepared on a modified cash basis.
                                                           1997
 Net assets available for benefits                     $  618,718
 Less - Employer and participant receivables               27,829

 Net assets available for benefits - Form 5500         $  590,889

 NOTE 5 - TAX EXEMPT STATUS OF THE PLAN

 The Plan had not received a determination letter from the Internal Revenue Service (IRS) as of the date of the auditor's report. The Plan's administrator and tax counsel believe the Plan is currently designed and being operated in accordance with the applicable requirements of the IRC. They also believe the Plan will obtain its qualification and tax-exempt status by the IRS in a determination letter in the near future. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

 NOTE 6 - NOTICE OF AVAILABILITY

 The complete annual report of the Wausau Papers Otis Mill, Inc. Hourly Savings and Investment Plan is available upon request for a reasonable charge and is also available for examination at the plan administrator's office located in Mosinee, Wisconsin during normal business hours.

                         SUPPLEMENTAL SCHEDULE

                                  WAUSAU PAPERS OTIS MILL, INC.
                               HOURLY SAVINGS AND INVESTMENT PLAN
                                PLAN'S EIN #39-1882768 PLAN #001

               SCHEDULE 1-ITEM 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                        DECEMBER 31, 1997
  Identity of Issue, Borrower        Description of Investment Including Maturity Date
    Lessor, or Similar Party         Rate of Interest, Collateral, Par or Maturity Value   Cost    Current Value
 Nationwide Life Insurance Company   Pooled separate account-Templeton Foreign Fund I       *        $   57,628
 Nationwide Life Insurance Company   Pooled separate account-Fidelity Magellan Fund         *           143,029
 Wausau-Mosinee Paper Corporation    Common stock-Wausau-Mosinee Paper Corp Common Stock
                                       Fund                                                 *            25,067
 Nationwide Life Insurance Company   Group annuity contract:  Nationwide Indexed Fixed
                                       Option 5.67%                                         N/A          38,382
 Nationwide Life Insurance Company   Pooled separate account-Neuberger & Berman Lim Mat
                                       Bond Trust                                           *             1,353
 Nationwide Life Insurance Company   Pooled separate account-Dreyfus A Bonds Plus           *             2,004
 Nationwide Life Insurance Company   Pooled separate account-Fidelity Puritan Fund          *            24,901
 Nationwide Life Insurance Company   Pooled separate account-Phoenix Balanced Fund          *             5,918
 Nationwide Life Insurance Company   Pooled separate account-Neuberger & Berman Guardian
                                       Trust                                                *            93,246
 Nationwide Life Insurance Company   Pooled separate account-Dreyfus S & P 500 Index Fund   *            62,252
 Nationwide Life Insurance Company   Pooled separate account-Janus Twenty Fund              *            26,943
 Nationwide Life Insurance Company   Pooled separate account-Janus Worldwide Fund           *            42,612
 Nationwide Life Insurance Company   Pooled separate account-NSAT Small Company Fund        *               844
 Nationwide Life Insurance Company   Pooled separate account-Warburg-Pincus Emerging
                                       Growth Fund                                          *             1,348
 Nationwide Life Insurance Company   Pooled separate account-Personal Portfolio 1           *               232
 Nationwide Life Insurance Company   Pooled separate account-Personal Portfolio 2           *                 0
 Nationwide Life Insurance Company   Pooled separate account-Personal Portfolio 3           *               739
 Nationwide Life Insurance Company   Pooled separate account-Personal Portfolio 4           *             5,096
 Nationwide Life Insurance Company   Pooled separate account-Personal Portfolio 5           *             7,825
 Nationwide Life Insurance Company   Pooled separate account-Personal Portfolio 6           *             7,206
 Participant Loans                   Rate during year 10.50%                                0            44,264

 * The mutual fund assets consist of pooled funds held by the custodian. The custodian has stated that they cannot provide information regarding the cost of the investments. There were no investment assets reportable as acquired and disposed of during the year.

                                See Independent Auditor's Report

                            SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   WAUSAU PAPERS OTIS MILL, INC.
                                   HOURLY SAVINGS AND INVESTMENT PLAN




 DATE: June 29, 1998               LARRY A. BAKER
                                   Larry A. Baker
                                   Trustee

                           EXHIBIT INDEX
                                TO
                             FORM 11-K
                                OF
                   WAUSAU PAPERS OTIS MILL, INC.
                HOURLY SAVINGS AND INVESTMENT PLAN
               FOR THE YEAR ENDED DECEMBER 31, 1997
           Pursuant to Section 102(d) of Regulation S-T
                      (17 C.F.R. <section>232.102(d))



 EXHIBIT 23 -  Consents of Experts and Counsel

               Consent of Independent Accountants